Exhibit (a)(5)(EE)

Nano Dimension Increases Its Proposed Price to $25.00 per Share in Cash in
its Special Tender Offer Price for Stratasys Shares

a 233% Premium1 Over 3D Systems’ Cash Portion
a 93% Premium Over SSYS Share Price2

If NANO’s Tender Offer does Not Close – NANO Intends to Review its Investment in Stratasys, Including Possible Sale of All its 14.1% Holdings in Stratasys in the Open market

3D Systems’ Proposal Worth Only $7.50 per Share in Cash, the Rest is an Uncertain value as
$14.50 in Volatile Shares is Not-Realizable Number

As Stratasys’ Largest Shareholder, Nano Believes Stated Value of Latest 3D Systems Offer is Misleading by Using an Inflated and Unsustainable 3D Systems’ Share Price

Using Historical Prices3, 3D Systems’ Proposal is Worth Barely ~$22 per Share,
Only $7.50 per Share of Which is in Cash

Nano Offer Provides Guaranteed Cash Value and More Certainty Than Any Alternative, with Ample Cash on Hand

Following the Completion of the Special Tender Offer, Nano Intends to Explore Strategic Industry Consolidation, Including, a Potential Combination of Stratasys with 3D Systems Based on a Full and Fair Transaction,
OR:
Will Seek to Own 100% of Stratasys as Soon as Practical and Permissible

EXPIRATION DATE OF THE SPECIAL TENDER OFFER HAS BEEN EXTENDED: Stratasys Shareholders Now Have
Until 5:00 p.m., New York Time, on July 31st, 2023, to Tender Shares

To learn more about Nano’s vision for Stratasys and details of its Special Tender Offer for Stratasys shares, visit www.StratasysValueNow.com

Contact Georgeson Toll-Free at (877) 668-1646 for Information on How to Tender

[1]	93% Premium to Unaffected 60-Day VWAP to the unaffected price as of March 3rd, 2023 (before the recent acquisition proposals for Stratasys)

[2]	93% Premium to Unaffected 60-Day VWAP to the unaffected price as of March 3rd, 2023 (before the recent acquisition proposals for Stratasys)

[3]	30-, 60-, 90- and 180-day Volume Weighted Average Price (“VWAP”)

Waltham, Mass., July 18, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano”, “NANO” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced the following actions that highlight a clear path to maximizing value for shareholders of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”):

Nano Dimension has increased its special tender offer price (the “Offer”) to $25.00 per share from $24.00, in cash, less any required withholding taxes and without interest, to purchase between 31.9% and 36.9% of the outstanding ordinary shares of Stratasys.

1.	The expiration date of the offer period has been extended to 5:00 p.m., New York Time, on July 31st, 2023 (unless further extended or earlier terminated).

o	Tendering shares to Nano will deliver 233% more cash to Stratasys shareholders in the near-term than any currently available alternative and preserves the ability to generate future value creation through strategic M&A opportunities.

o	The increased price represents a significant premium to all relevant Stratasys historical trading levels, including a 93% premium to the unaffected 60-day average share price[4]. Nano’s special tender offer is the most compelling offer for Stratasys shareholders and remains the only alternative available that provides certain, near-term cash value at a significant premium and the quickest path for Stratasys shareholders to realize value.

o	The successful completion of the special tender offer would increase Nano Dimension’s beneficial ownership of Stratasys to between 46% and 51% of the outstanding ordinary shares, inclusive of the approximately 14.1% of Stratasys’ outstanding ordinary shares that Nano Dimension currently owns.

o	Nano offer provides guaranteed cash and more certainty than any other option available to Stratasys shareholders.

o	Nano also announced yesterday that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) in connection with its proposed special tender offer of Stratasys had expired and no further regulatory review by U.S. antitrust authorities is required in connection with the Offer.

[4]	Unaffected 60-Day VWAP to the unaffected price as of March 3rd, 2023 (before the recent acquisition proposals for Stratasys).

2.	Nano believes the current terms of 3D Systems, Inc. (NYSE: DDD) (“3D Systems”) offer is misleading, not in the best interests of Stratasys’ shareholders, and present significant Share PRICE uncertainty and transaction closing risk.

o	Nano believes that the latest 3D Systems offer’s value is inflated by an unsustainable 3D Systems share price.

o	On a 30- , 60-, 90- and 180-day VWAP basis, 3D Systems offer is worth barely $22 per share, substantially below Nano’s $25.00 all-cash offer. Additionally, since 3D Systems’ latest offer on July 13th, 2023, its share price has declined 6%[5], further highlighting the significant value uncertainty of the majority stock consideration of 3D Systems’ offer, as outlined below:

Notes: 3D Systems Historical Price represents 30-, 60-, 90- and 180-day VWAPs; Calculation assumes 3D Systems offer on July 13, 2023, for $7.50 cash and 1.5444 3D Systems shares for one Stratasys share

o	Actually, 3D Systems’ Proposal is worth Only $7.50 per share in cash. The rest is an uncertain value as $14.50 in 3D Systems shares is not necessarily a realistic value:

●	Since the price of 3D Systems’ shares may sink before, during and long after the 3D/Stratasys transaction, as a result of the huge expected dilution (doubling the amount of 3D Systems shares in order to acquire Stratasys), as described below:

●	3D Systems’ offer will nearly fully deplete its cash position and the combined company will need to raise capital promptly (as indicated by 3D Systems’ recent shelf registration filing). The capital will likely be raised at a share price discount, which will create additional pressure on 3D Systems’ stock price and result in further dilution and value destruction to 3D Systems and Stratasys shareholders.

●	3D Systems’ offer has execution risk as it will require shareholder votes from both companies and regulatory review.

3.	As Stratasys’ largest shareholder, Nano Dimension OPPOSES Stratasys’ proposed combination with Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”), which, as structured, is highly dilutive and greatly overvalues Desktop Metal’s cash-burning business.

Following the successful completion of the special tender offer, as the largest shareholder of Stratasys, Nano Dimension intends to support a review of strategic alternatives for Stratasys to further enhance shareholder value, including through industry consolidation, possibly through a negotiated combination with 3D Systems OR: increasing Nano’s ownership of Stratasys to 100%.

[5]	Share price performance based on July 12, 2023, closing price of $10.73 and July 14, 2023 closing price of $10.07.

o Following the successful consummation of Nano’s Special Tender Offer, Nano intends to explore various strategic alternatives, including but not limited to:

(1)	pursuing a negotiated combination of Stratasys with 3D Systems at appropriate terms, and/or

(2)	purchasing the remaining portion of Stratasys to reach 100% ownership as soon as practical and permissible by U.S. and Israeli law.

o Completing a transaction for all of Stratasys is a step in NANO’s broader industry consolidation strategy, focused on profitability and cash generation to drive value for all shareholders.

Additional Special Tender Offer Information

Shareholders who have validly tendered and not properly withdrawn their Stratasys shares do not need to re-tender their shares or take any other action in response to the increase in price of the Offer. Shareholders who have not yet tendered their Stratasys shares or filed a notice of objection will be given the opportunity to do so in the same manner and under the same terms and conditions as set out in the Offer.

Based on information provided by Computershare Trust Company, N.A., the depositary for the tender offer, as of 5:00 p.m., New York time, on July 17th, 2023, 4,100,607 Stratasys shares had been validly tendered and not properly withdrawn pursuant to the Offer.

Nano Dimension will amend its tender offer statement on Schedule TO, and the related exhibits, filed with the Securities and Exchange Commission (the “SEC”) and will disseminate a supplement to the offer to purchase to Stratasys shareholders reflecting the increased offer price and extended offer period.

LEARN MORE ABOUT NANO DIMENSION, ITS STRATEGY AND VISION, INCULDING ITS SPECIAL TENDER OFFER FOR STRATASYS AT WWW.STRATASYSVALUENOW.COM

FOR INFORMATION ON HOW TO TENDER STRATASYS SHARES, CALL GEORGESON, THE INFORMATION AGENT FOR THE SPECIAL TENDER OFFER, TOLL-FREE AT
(877) 668-1646

Important Information About the Special Tender Offer

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Stratasys or any other securities, nor is it a substitute for the tender offer materials described herein. A tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other tender offer documents, was filed with the SEC by Nano Dimension on May 25, 2023, as subsequently amended and supplemented. Stratasys filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, as required by the tender offer rules, on May 30, 2023, as subsequently amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the offer to purchase, the related letter of transmittal, certain other tender offer documents and the solicitation/recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the tender offer statement. In addition, Stratasys files annual reports, interim financial statements and other information, and Nano Dimension files annual reports, interim financial statements and other information with the SEC, which are available to the public at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stratasys may be obtained at no charge on the investor relations page of Stratasys’ website at www.stratasys.com. Copies of the documents filed with the SEC by Nano Dimension may be obtained at no charge on the investor relations page of Nano Dimension’s website at www.nano-di.com.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics manufacturing machines enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its plans to support a review of strategic alternatives to further enhance Stratasys shareholder value (including through industry consolidation, possibly through a negotiated combination with 3D Systems following the successful completion of the special tender offer, and completing a transaction for all of Stratasys following the successful completion of the special tender offer), the potential benefits and advantages of the special tender offer, the expiration time and date for the special tender offer, and the comparative benefits of the Company’s tender offer weighed against the currently available alternative transactions offered to Stratasys shareholders by third parties. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The completion of the special tender offer would be subject to certain conditions as described in the tender offer materials, including the offer to purchase, a related letter of transmittal and other tender offer documents, as amended and supplemented. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the SEC on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com